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One of the fastest-growing plant-based food brands in the country



PLANT PROTEIN
FALAFELICIOUS
TaDah!
FALAFEL STREET WRAP
WITH FRESH LEMON-GARLIC HUMMUS

tadahfoods.com Tysons VA



Main Street | Retail | Food | Eating and Drinking | Product

OVERVIEW | DETAILS | UPDATES | WHAT PEOPLE SAY | ASK A QUESTION

LEAD INVESTOR

Karim Guirguis Founder Vision Capitol

As an entrepreneur, I understand the trials and tribulations every startup goes through, all the heartaches and the close calls! You embrace it and hope you survive it. I have watched this company go through its fair share of obstacles, yet it continues to grow and deliver on its purpose. The passion and the commitment demonstrated by the company and its' founders are unmatched. The plant-based food market is anticipated to reach a market valuation of US$ 74 billion by 2027. TaDah has an extremely loyal customer base that eagerly share their love for the brand. This fervent brand love is fueling TaDah's growth with sales projected to double. Partnering with the right logistical team and strategic distributors will only expand the market. They are on a growth trajectory unmatched by most CPG in their category. To be part of this incredible journey is a privilege! Let's make history!

Invested $50,000 this round

Learn about Lead Investors

Highlights

1. Over $10M in sales with consumers who are "obsessed" with TaDah's flavor focused plant-based line
2. 2020 net sales up over 250% from 2019. On track to do over $2.5M in 2021 (not guaranteed)
3. Leveraged Shark Tank exposure to gain an additional 146M+ of online impressions 40+ media outlets
4. Sold nationwide at marque retailers like Target, Whole Foods, Sprouts, Kroger, Publix, Harris Teeter and Wegmans.
5. Found in 3500+ retail locations, Tadah! Foods is poised for 14-16X grow over next 5 yrs (not guaranteed)
6. Established industry relationships and scalable infrastructure to grow TaDah! Foods to new heights.

Our Team



John Sorial Founder & Managing Partner

Food CPG Executive, former VP of Consumer Marketing & Sales at Primus Telecom, Director of Acquisition Marketing at Time Warner-AOL, BS in Chemical Engineering Johns Hopkins University. Shark Tank Alum.

> What the western world refers to as plant-based food the rest of the world just calls "food". Nutritious foods based on readily available local ingredients. While other companies are engineering plant-based food that resembles meat, I saw an opportunity to delight consumers with foods that are authentic, convenient, and most importantly delicious.



Mark Guirgis CFO

Over 25 years of senior financial experience with public and private companies, commercial, governmental and non-profit organizations.



John Sorial CEO

We make super inventive, high quality, insanely delicious natural foods inspired by the international flavors



For TaDah, the deal means guidance from an industry titan, beyond just the financial investment. "He aligns so well with the ethos of our company," Sorial said.

Tadah! Foods is a mission-based food CPG company whose ultimate goal is to not only improve the way people eat but to give back to those in need. Over-stimulated and continually disappointed consumers begin to, over time, close themselves off to new experiences, new cultures, new foods. The modern shopper has become jaded and in many cases distrustful of large food companies. While huge companies are duking it out with their own version of heavily processed plant-based meat TaDah! is delighting consumers with plant-based foods that are authentic, convenient, and most importantly delicious. We didn't turn to lab-engineered food, instead, we turned to culinary techniques and the wisdom that inherently comes from centuries of plant-based food preparation. You see many cultures have been preparing plant-based meals, not in an effort to replicate meat but to enjoy flavorful food that nourishes and delights. This is why TaDah! Foods has become such a revelation to shoppers - our food taste amazing!

> *"Omg I can believe how delicious this was without being full of crap and modified soy weirdness. I wish my local groceries carried more of your products. Being vegan can be so time consuming and having something prepared, healthful, and delicious is like finding a frakking unicorn." - G. Deering via Facebook*



foodyhopper

Doing a lot with a little

We launched in 2011 with $300,000 raised from friends. Until our Shark Tank deal, the company did not raise any additional capital. As a self funded company

the growth we have experienced is not the result of a large venture back marketing spend but is entirely based on consumer response to a product line that is redefining the frozen space in a way that resonates with them. Think about that for a moment we have grown and run a fledgling national brand to over $10M in product sales with only ~$900k in investment. **Imagine what we can accomplish together when we combine a consumer adored product + Wefunder investment + national brand awareness driven by Shark Tank and 146M online impressions?** We're moving from your favorite underground band to a national headliner.

> ***"If you want proof that these are worth considering for your next meal – founder John Sorial went into the tank asking for $300,000 and left with a $500,000 investment." – askmen.com***


TaDah
FALAFEL STREET WRAP
WITH FETA GREEN PEPPER SALSA
EAT GOOD

Product Service

TaDah! Foods currently offers a line of East Mediterranean frozen plant-based entrees and appetizers. The seven SKU line consists of 4 different Falafel Street Wrap flavors and 3 different flavors of gluten-free stuffed Falafel Poppers.


TaDah!
FALAFEL STREET WRAP
WITH SPICY BROWN SUGAR HARISSA HUMMUS
TaDah!
FALAFEL STREET WRAP
WITH FRESH LEMON-GARLIC HUMMUS
TaDah!
FALAFEL STREET WRAP
TaDah!
FALAFEL STREET WRAP

Our Falafel Street Wraps allow consumers to have innovative East Mediterranean food that blends the familiarity of a wrap with authentic falafel and exotic sauces. Made with fresh, all-natural herbs, vegetables, and chickpeas they are high in plant-based protein (14g) and dietary fiber (13g). Each street wrap is entrée sized at 7.5 oz vs competitive handhelds at 4 – 6 oz. In minutes you can microwave or bake a Mediterranean delicacy you will swear was made fresh just for you.

> ***"I couldn't stop eating the @tadahfoods samples. They were SO delicious, I was stunned they were straight from the package. It's not easy to be eating throughout the segment when you are supposed to be taking notes, but I finished everything on my plate!"- Guest Shark, Founder & Chairman of multi-billion dollar brand Kind, and Tadah Investor Daniel Lubetzky***

Our stuffed Falafel Poppers grew out of consumer demand when many of our brand fans reached out to us asking for a gluten-free product. The result? A

world-first product innovation that has people smiling and exclaiming "this is genius". Fully formed falafel bites that are stuffed with creamy hummus or one of our other signatures spreads. We spent 5 years in R&D and production to perfect the concept, and to offer it at a quality and efficiency that is extremely scalable. TaDah! is the only company in the world to offer a gluten-free stuffed Falafel Popper. The poppers come 8 to an 8 oz bag and will be a significant driver of our growth as consumer response to this new item has been off the charts


ARTISANAL ALL NATURAL
TaDah!
FALAFEL POPPERS
STUFFED CHICKPEA FRITTERS

Market Opportunity

EGDG is uniquely positioned at the intersection of several key buying trends: Plant-Based/Better For You, Convenience, Ethnic Flavors, and Authenticity.

Plant-Based foods continue to explode with no slow down in sight.


Growth Rate = 5.5x Total Food Sales
$3.4B
$4B
$4.5B
$5B
2017
2018
2019
2020
Plant-Based Food Sales
Overall Protein Consumption
50%
Plant-based protein (estimated by 2050)

Disclaimer: These projections cannot be guaranteed

Consumer

Shoppers today are busier than they've ever been which means they highly value convenience in the products they buy. In addition to convenience, many follow special diets such as Veganism or Gluten Free. They are a well-educated generation when it comes to food and they love authenticity.

> *"All the Sharks agreed that the on-trend, plant-based East Mediterranean brand's products taste amazing." – askmen.com*

Generation Z, those 17 and under, are the most ethnically diverse cohort...and they are more likely to seek innovative and ethnic cuisines.





In addition to the Plant-Based eating movement, frozen foods are experiencing a renaissance, with the industry seeing significant y-o-y gains for the first time in years. One of the key drivers of this growth is the shopping habits of time-starved Millennials. With convenience top of mind, 43% of Millennial shoppers said they have purchased more frozen foods this year than last year.

Frozen foods enable companies like ours to offer longer shelf life and better textures without the use of preservatives thus maintaining a "clean label" and reducing food waste which are important attributes for today's shoppers.



Channel to Market

The majority of our business in the grocery channel is via distributors like UNFI and Kehe. Our innovative and award-winning entrees and appetizers can be found in close to 4000 retail locations across the country. TaDah! is available via all major natural foods distributors with 29 distribution centers in all. In addition to hundreds of independent grocers TaDah! Foods can be found in Wholefoods, Kroger, Publix, Wegmans, Harris Teeter, and other retail banners (with hundreds more coming on board in 2020). To date, we have sold close to 4.5 million units so it is safe to say we are America's favorite falafel brand; but we are more than just falafel.

> *"TaDah Foods falafel wraps turn the street food into a microwavable, handheld package. High-protein chickpeas and flavorful spices make for such a filling, satisfying meal that you won't miss the meat." - Taste Of Home: 10 Frozen Meals Every Vegetarian Needs to Know*



Suppliers

Aside from capital one of the largest challenges for a CPG brand is

Aside from capital one of the largest challenges for a CPG brand is manufacturing. Like many other companies in our space EGDG utilizes contract manufacturers or co-packers to produce our products. As the line has grown and evolved so have our co-packing needs and over the past 7 years we have worked to diversify our supply chain. We aren't your typical Shark Tank "winners" who still have to figure out how to scale; our team has been there an done that. TaDah! has had its fair share of operational challenges but we have worked through them all. Not only can our co-packers consistently supply our current volume but they have the ability to handle upwards 5-10 times our monthly case volume.

Strategic Objectives

This WeFunder round of investment comes at a pivotal moment for TaDah! as we have laid the national foundation of a beloved brand that is growing nationally. In the past year, our national gross sales have increased 114%. The key for us in 2021 and beyond is to continue supporting the growth of our existing retail base while stategically expanding into new retail locations and channels. In addition to that 2020 saw a 3% improvement in gross margin and our team is laser-focused on continuing to improve margin in 2021.

> ***"What I most connected to was John's fighting spirit. It reminded me of what an entrepreneur's grit needs to be when things get really tough. When things are falling apart, you don't give up and you give it everything you got. " – Daniel Lubetzky***

- Improving Same Store Sales. Put plainly we need capital to supply the demand we currently have. The ability to adequately supply monthly consumption on and off promotion is paramount to our success. In addition to maintaining adequate inventory levels to supply our current retail market, we are looking to continue our online marketing momentum and increase brand awareness with a coordinated online and in-store marketing spend. To date TaDah! Foods has only promoted the brand with in-store promotions.
- New Store Placements. EGDG has maintained a short term ROI focus that means pursuing retail accounts with minimal to no upfront "slotting" cost. While we continue to gain new and additional placements at those types of accounts (Kroger, Publix, Wholefoods, Independents) we often turn away opportunities at higher slotting, longer ROI retailers. We have proven with our success at conventional grocers such as Kroger and Publix that the mass market has an increasing appetite for ethnic plant-based foods. Tadah! is currently in over 3800 retail locations and with over 40,000 retail locations in the US alone their remains tremendous opportunity for TaDah to delight millions of new shoppers.
- New Product Development. Post Shark Tank we saw a massive and sustained lift in our core offering of falafel street wraps. The feedback from retail buyers and consumers has been "we want more" and "what's next"? With your investment, we plan on introducing an additional 2-5 new products in 2021.


VEGETARIAN
ARTISANAL ALL NATURAL
TaDah!
FALAFEL POPPERS
filled with Cucumber Dill Yogurt
made with fresh herbs & blended spices filled with our creamy tzatziki
STUFFED CHICKPEA FRITTERS
syl.far